FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For News Releases of:

                               February 14, 2003;
                               February 10, 2003


                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)


                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800  FAX: (604) 669-7816  TOLL FREE TEL/FAX: 1-800-661-8831
E-MAIL: shareholder@namtai.com  WEB: www.namtai.com  CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                     2002 Sales Up 0.9% EPS $1.86 vs. $0.87
                     Q4 Sales Up 12.7% EPS $0.40 vs. $0.82

VANCOUVER, CANADA -- February 14, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced unaudited results for the fourth quarter ended December 31, 2002.

Net sales for the fourth quarter of 2002 were a record of $75.6 million, an increase of 12.7% compared to net sales of $67.1 million for the fourth quarter of 2001. Operating income for the fourth quarter of 2002 was $3.6 million ($0.32 per share) a decrease of 41.7% compared to operating income of $6.2 million ($0.59 per share) for the fourth quarter of 2001. Net income for the fourth quarter of 2002 decreased 48.2% to $4.5 million compared to $8.7 million for the fourth quarter of 2001. Basic and diluted earnings per share for the fourth quarter of 2002 were $0.41 and $0.40, respectively, versus $0.83 and $0.82, respectively, for the fourth quarter of 2001.

Net sales for the twelve months ended December 31, 2002 increased 0.9% to $236.0 million from $234.0 million for the twelve months of 2001. Operating income for the twelve months of 2002 increased by 234%, to $17.1 million ($1.59 per share) compared to operating income of $5.1 million ($0.49 per share) for the twelve months of 2001. Net income for the twelve months of 2002 was $20.0 million, an increase of 121% compared to net income of $9.0 million for the twelve months of 2001. Basic and diluted earnings per share for the twelve months of 2002 were $1.89 and $1.86, respectively, compared to $0.88 and $0.87, respectively, for the twelve months of 2001.

The Company continues to maintain a strong financial position, with $6.86 of cash per share and $16.82 of net book value per share, based on 12,019,668 shares outstanding as at December 31, 2002. The Company, as at December 31, 2002, had a cash to current liabilities ratio of 1.21, a current ratio of 2.29, a total assets to total liabilities ratio of 3.88, and approximately $82.48 million of cash on hand.

Supplementary Information (unaudited) for the Fourth Quarter of 2002

1.   Quarterly Sales Breakdown
     (In Thousands of US Dollars)

---------------------------------------------------------------------------------
Quarter         2000       2001       2002       YoY (%)       YoY (%)     Notes
                                                            (Accumulated)
---------------------------------------------------------------------------------
1st Quarter     44,592     51,487     51,217     (0.5%)         (0.5%)
---------------------------------------------------------------------------------
2nd Quarter     50,540     55,882     52,311     (6.4%)         (3.6%)      (a)
---------------------------------------------------------------------------------
3rd Quarter     57,249     59,551     56,872     (4.5%)         (3.9%)      (a)
---------------------------------------------------------------------------------
4th Quarter     61,307     67,086     75,616     12.7%           0.9%       (a)
---------------------------------------------------------------------------------
Total          213,688    234,006    236,016      0.9%           0.9%       (a)
---------------------------------------------------------------------------------

     Note (a): Sales of battery packs for May and June 2001 were $1,181K & 1,648K respectively and $6,425K and $7,919K in the third and fourth quarters of 2001 respectively. Upon disposal of BPC on April 30, 2002, revenue from battery packs was no longer included in the total sales for the months of May and June 2002, and the third & fourth quarters of 2002.

2.   Net Sales Breakdown by Product Segment

---------------------------------------------------------------------------------------
                                                  2002                     2001
Segment                                 4th Quarter      YTD      4th Quarter      YTD
                                             (%)         (%)          (%)          (%)
---------------------------------------------------------------------------------------
Assembling:
-        LCD Consumer Products               44%         40%          30%          31%
-        Telecom. Components Assembly        42%         44%          56%          52%
Software Development Services                 1%          1%           1%           1%
---------------------------------------------------------------------------------------
Parts & Components :
-        LCD Panels                           8%         10%           9%          11%
-        Transformers                         5%          5%           4%           5%
---------------------------------------------------------------------------------------
                                            100%        100%         100%         100%
---------------------------------------------------------------------------------------

     Assembling included finished goods and modules, together with Software Development Services collectively termed as Consumer Electronic Products ("CEP"), while parts and components including LCD panels and transformers are termed ("LPT") for business segment classification.

3.   Average Selling Price (ASP)
     ASP for fourth quarter of 2002 was 13.8% higher than third quarter of 2002 and 0.7% lower than fourth quarter of 2001.

4.   Analytical Data (for the twelve months ended December 31, 2002)

                                                        12/2002        12/2001
------------------------------------------------------------------------------------
Debt Capacity
Total Debt / Capitalization                              8.11 %          8.21 %
Long-term Debt / Capitalization                          1.36 %          7.04 %
Total Debt / Equity                                      8.31 %          8.86 %
Net Debt / Equity                                           0 %             0 %
Long-term Debt / Equity                                  1.39 %          7.59 %
Total Liabilities / Equity                              35.06 %         32.36 %

Coverage
Net Interest Coverage                                 2732.41 %       5308.99 %
Total Debt / Earning before Interest and Tax (EBIT)     77.81 %        158.73 %
Interest Expense / Total Debt                            4.70 %          1.19 %
Short-term Debt Coverage                               154.35 %        441.59 %

Profitability
Return on Investment                                     8.64 %          4.37 %
Earning before Tax Margin                                8.81 %          3.96 %
Return on Sales                                          9.15 %          4.04 %
Earning before Tax / Total Assets                        7.56 %          4.13 %
Return (EBIT) on Capital                                16.64 %          8.69 %
SG&A Expense / Revenue                                   7.76 %          9.39 %

Cash Flow
Funds from Operations / Total Debt                     235.17 %        154.90 %
Funds from Operations / Net Interest                  5000.25 %      13053.37 %

Turnover
Receivable Turnover                                       4.6 Times       5.6 Times
Inventory Turnover                                       10.3 Times      17.1 Times

Fourth Quarter Results Analyst Conference Call

The Company will hold a conference call on Tuesday, February 18, 2003 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference call over the Internet by going to http://www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (612) 288-0318 just prior to its start time. Users will be asked to register with the conference call operator.

Increase in Dividends

The Company announced that for the tenth consecutive year it is increasing its dividend. The annual dividend will increase to $0.60 per share for 2003 up from $0.48 per share in 2002. The Company will pay quarterly dividend of $0.15 per share commencing with the first quarter dividend to be paid on or before April 21, 2003 to shareholders of record at the close of business on March 31, 2003.

Dividends

On January 21, 2003 the Company paid a quarterly dividend of $0.12 per share to shareholders of record at the close of business on December 31, 2002. A special dividend of $1.00 per common share was paid on December 6, 2002 to shareholders of record at the close of business on November 29, 2002.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules, wireless communication terminals and their modules, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's statements regarding recovery of Tele-Art Inc. debt is a forward looking statement that is dependant on many factors including the outcome of future litigation and the performance of Nam Tai's share price. Other factors that might cause differences in these and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001
(In Thousands of US Dollars except per share data)

                                                          Three months ended   Twelve months ended
                                                              December 31          December 31
                                                  Note      2002     2001        2002       2001
------------------------------------------------ ------- --------- ---------  ---------- ----------

Net sales                                                $75,616   $67,086    $236,016   $234,006
Cost of sales                                             65,442    55,294     197,956    203,974
                                                         --------- ---------  ---------- ----------

Gross profit                                              10,174    11,792      38,060     30,032

Costs and expenses
  Selling, general and administrative expenses      A      5,481     4,907      17,983     21,974
  Research and development expenses                          741       688       2,686      2,954
  Impairment of goodwill                                     339         -         339          -
                                                         --------- ---------  ---------- ----------
                                                           6,561     5,595      21,008     24,928

                                                         --------- ---------  ---------- ----------
Income from operations                                     3,613     6,197      17,052      5,104

Gain on disposal of Land                                       -         -           -         18
Interest income                                              241       213         799      1,195
Other (loss) income - net                           B     (8,476)    1,473      (7,632)     1,318
Equity in income of affiliated companies            C      8,637     1,099      10,741      1,867
                                                         --------- ---------  ---------- ----------

Income before income taxes and minority interest           4,015     8,982      20,960      9,502
Income taxes benefit (expense)                               442      (111)       (773)      (227)
                                                         --------- ---------  ---------- ----------
Income before minority interest                            4,457     8,871      20,187      9,275
Minority interest                                             29      (206)       (164)      (230)
                                                         --------- ---------  ---------- ----------
Net income                                               $ 4,486   $ 8,665    $ 20,023   $  9,045
                                                         ========= =========  ========== ==========

Net income per share
  Basic                                                  $  0.41   $  0.83    $   1.89   $   0.88
                                                         ========= =========  ========== ==========
  Diluted                                                $  0.40   $  0.82    $   1.86   $   0.87
                                                         ========= =========  ========== ==========

Weighted average number of shares (`000')
  Basic                                                   11,058    10,470      10,571     10,274
  Diluted                                                 11,209    10,571      10,736     10,393

Notes to Consolidated Statements of Income for the fourth quarter of 2002:

A     G&A Expenses
      Includes one-time charges in respect of loss on disposal of fixed assets amounting to $0.8 million.

B     Other (Loss) Income - net
      Partial disposal of subsidiaries
      In the fourth quarter of 2002 the Company disposed $1.5 million of goodwill attributable to a minority interest in its subsidiary JIC, resulting from JIC's June 2002 listing on the Hong Kong Stock Exchange, and charged that amount to Other (Loss) Income.

      Provision for Legal Contingencies

      A provision of $5.2 million for legal contingencies was made following the delivery of a January 21, 2003 judgment by the High Court of Justice of the British Virgin Islands in relation to the liquidation of Tele-Art Inc. Previously, on August 9, 2002, the High Court of Justice awarded a judgment in Nam Tai's favor against Tele-Art Inc. for approximately $34 million. Pursuant to the January 21, 2003 judgment, the High Court of Justice declared that redemption and set off of dividends by Nam Tai of 138,500 shares owned by Tele-Art Inc be set aside and that all Tele-Art Inc. property withheld by Nam Tai be handed over to Tele-Art Inc. in liquidation, noting that the Nam Tai claim was subordinate to that of a secured creditor. On February 4, 2003 Nam Tai filed an application for a stay of execution and leave to appeal the decision. Nam Tai believes the decision was reached in error and intends to vigorously pursue its rights so as to recover the maximum amount of the outstanding debt from Tele-Art Inc.

C     Equity in income of affiliated companies
      During the fourth quarter of 2002, Mate Fair Group Limited (originally, the Company held 25% in Mate Fair Group Limited) disposed 13.8% out of its 18% shareholding in Huizhou TCL Mobile Communication Limited. Upon completion of the transaction, Nam Tai's interest in Mate Fair Group Limited increased to 72.22% and Mate Fair Group Limited distributed its profit to the shareholders with Nam Tai receiving $10.4 million, of which $8.6 million was recorded as equity income and $0.4 million for goodwill release in the fourth quarter of 2002, whilst $1.4 million was recorded as equity income in prior periods until May, 2002 when the Company ceased to adopt equity accounting as a result of the shareholding in Huizhou TCL Mobile Communication Limited by Mate Fair Group Limited being diluted from 20% to 18%.


NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2002 AND DECEMBER 31, 2001
(In Thousands of US Dollars)

                                                            Unaudited    Audited
                                                           December 31 December 31
                                                               2002       2001
---------------------------------------------------------- ----------- ----------
ASSETS
Current assets:
   Cash and cash equivalents                                $  82,477  $  58,676
   Marketable securities                                            -      9,505
   Accounts receivable, net                                    50,944     41,968
   Inventories                                                 19,200     11,892
   Prepaid expenses and deposits                                1,867      2,377
   Income taxes recoverable                                       855      1,353
                                                            ---------- ----------
          Total current assets                                155,343    125,771

Investments in affiliated companies                                 -      3,921

Investment in debt security                                     5,128          -

Long-term investment                                           15,982          -

Property, plant and equipment, at cost                        116,582    105,536
Less: accumulated depreciation and amortization               (40,668)   (35,122)
                                                            ---------- ----------
                                                               75,914     70,414
Intangible assets - net                                        21,308     23,060
Other assets                                                    1,411      1,407
                                                            ---------- ----------
          Total assets                                      $ 275,086  $ 224,573
                                                            ========== ==========

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
   Notes payable                                            $     985  $   1,547
   Long-term bank loan - current portion                       13,985      2,140
   Accounts payable                                            38,714     27,929
   Accrued expenses                                            12,609      6,329
   Amount due to a related party                                    -      2,733
   Dividend payable                                             1,442      1,023
   Income taxes payable                                           200         88
                                                            ---------- ----------
          Total current liabilities                            67,935     41,789

Long-term bank loan - non-current portion                       2,812     12,860
Deferred income taxes                                             112        151
                                                            ---------- ----------
          Total liabilities                                    70,859     54,800

Minority interest                                               2,099        422

Shareholders' equity:
   Common shares                                                  120        104
   Additional paid-in capital                                 147,828    111,368
   Retained earnings                                           54,182     57,864
   Accumulated other comprehensive income (Note 1)                 (2)        15
                                                            ---------- ----------
          Total shareholders' equity                          202,128    169,351

          Total liabilities and shareholders' equity        $ 275,086  $ 224,573
                                                            ========== ==========


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001
(In Thousands of US Dollars)

                                                             Three months ended Twelve months ended
                                                                 December 31        December 31
                                                                2002     2001     2002      2001
------------------------------------------------------------ --------- -------- --------- ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $  4,486  $ 8,665  $ 20,023  $  9,045
Adjustments  to reconcile  net income to net cash  provided
by operating activities:
   Depreciation and amortization                                2,747    3,013    10,629    12,273
   Impairment of goodwill                                         339        -       339         -
   Loss on disposal of property, plant and                        772      245       977       378
     equipment
   Loss on disposal of other assets                                21        -        21         -
   Dividend withheld                                                -        -      (394)        -
   Share redemption                                                 -        -    (3,125)        -
   Gain on disposal of intangible assets                            -        -       (60)        -
   Unrealised gain on marketable securities                         -   (2,005)        -    (1,568)
   Gain on disposal of a subsidiary                                 -        -       (17)        -
   Loss on partial disposal of subsidiaries                     1,483        -     2,655         -
   Equity in loss (income) of affiliated companies              1,787   (1,099)     (285)   (1,867)
     less dividend received and amortisation of
     goodwill
   Loss on partial disposal of investment in                       51        -       520         -
     affiliated companies
   Deferred income taxes                                          (39)     117       (39)      117
   Minority interest                                              (29)     206       164       230
Changes in current assets and  liabilities,  net of effects
of acquisitions and disposals:
   Decrease in marketable securities                                -        -     9,505         -
   (Increase) decrease in accounts receivable                 (11,508)     670    (8,531)   (4,378)
   (Increase) decrease in inventories                          (2,301)   5,408    (7,625)   15,302
   (Increase) decrease in prepaid expenses and                    (42)   3,224       496      (620)
     deposits
   Decrease (increase) in income taxes recoverable                730     (189)      498       689
   Increase (decrease) in notes payable                           667    1,525      (562)       48
   Increase (decrease) in accounts payable and                 14,243   (4,353)   16,967    (6,062)
     accrued expenses
   (Decrease) increase in amount due to a related                   -   (1,311)   (2,766)        2
     party
   (Decrease) increase in income taxes payable                   (540)     (95)      112      (354)
                                                             --------- -------- --------- ---------
         Total adjustments                                      8,381    5,356    19,479    14,190
                                                             --------- -------- --------- ---------
Net cash provided by operating activities                    $ 12,867  $14,021  $ 39,502  $ 23,235
                                                             --------- -------- --------- ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of long-term investment                       $      -  $     -  $(11,968) $      -
   Acquisition of investment in debt security                  (5,128)       -    (5,128)        -
   Purchase of property, plant and equipment                   (1,450)  (8,338)  (18,485)  (36,013)
   Acquisition of subsidiaries                                      1        -      (436)      (85)
   Cash inflow on disposal of a subsidiary                          -        -       854         -
   Proceeds from disposal of intangible assets                      -        -       800         -
   Proceeds from disposal of property, plant and                  460      415       628       698
     equipment
   Increase in other assets                                       (25)     (38)      (25)      (38)
                                                             --------- -------- --------- ---------
   Net cash used in investing
     activities                                              $ (6,142) $(7,961) $(33,760) $(35,438)
                                                             --------- -------- --------- ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Share buy-back program                                    $      -  $(1,461) $ (3,528) $ (3,353)
   Dividends paid                                             (13,112)  (1,032)  (16,654)   (3,947)
   Repayment of bank loan                                        (817)       -    (2,703)        -
   Repayment of short term debt                                     -        -         -       (24)
   Proceeds from shares issued on exercise of                  32,159        1    36,470     4,307
     options and warrants
   Proceeds from bank loan                                          -   15,000     4,500    15,000
                                                             --------- -------- --------- ---------
Net cash provided by financing activities                    $ 18,230  $12,508  $ 18,085  $ 11,983
                                                             --------- -------- --------- ---------

Foreign currency translation adjustments                            -        -       (26)        -
                                                             --------- -------- --------- ---------
Net increase (decrease) in cash and cash                       24,955   18,568    23,801      (220)
equivalents
                                                             --------- -------- --------- ---------
Cash and cash equivalents at beginning of period               57,522   40,108    58,676    58,896
                                                             --------- -------- --------- ---------
Cash and cash equivalents at end of period                   $ 82,477  $58,676  $ 82,477  $ 58,676
                                                             ========= ======== ========= =========


NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income of the Company was $20,006 and $9,065 for the twelve months ended December 31, 2002 and December 31, 2001, respectively.

2. Business segment information - The Company operates primarily in two segments, the consumer electronic products ("CEP") segment and the LCD panels and transformers ("LPT") segment.

                                           Three months ended          Twelve months ended
                                              December 31                  December 31
                                          2002          2001           2002          2001
------------------------------------ ------------- -------------  -------------- -------------
Net SALES:
   - CEP                             $     66,040  $     58,319   $    200,755   $    198,048
   - LPT                                    9,576         8,767         35,261         35,958
                                     ------------- -------------  -------------- -------------

         Total net sales             $     75,616  $     67,086   $    236,016   $    234,006
                                     ============= =============  ============== =============

NET Income (loss) from OPERATIONS:
   - CEP                             $      4,986  $      7,874   $     20,214   $      6,133
   - LPT                                     (500)          791           (191)         2,912
                                     ------------- -------------  -------------- -------------

         Total net income            $      4,486  $      8,665   $     20,023   $      9,045
                                     ============= =============  ============== =============

                                                                    Unaudited       Audited
                                                                  Dec. 31, 2002  Dec. 31, 2001
----------------------------------------------------------------  -------------- -------------
Identifiable assets by SEGMENT:
   - CEP                                                          $     225,754  $    188,262
   - LPT                                                                 49,332        36,311
                                                                  ============== =============
         Total assets                                             $     275,086  $    224,573
                                                                  ============== =============

3. A summary of the net sales, income from operations and identifiable assets by geographic areas is as follows:

                                                Three months ended         Twelve months ended
                                                    December 31                 December 31
                                                 2002        2001            2002          2001
-------------------------------------------- ------------ -----------  -------------- -------------
Net sales from operations within:
   - Hong Kong:
       Unaffiliated customers                $  74,670    $ 57,583     $    223,709   $    206,902
       Inter-companies sales                        53           -              979              -

   - PRC, excluding Hong Kong:
       Affiliated customers                          -       7,919            7,849         21,072
       Unaffiliated customers                      946       1,584            4,458          6,032
       Inter-companies sales                    62,981      45,791          179,411        160,503

   - Inter-companies eliminations              (63,034)    (45,791)        (180,390)      (160,503)
                                             ------------ -----------  -------------- -------------

         Total net sales                     $  75,616    $ 67,086     $    236,016   $    234,006
                                             ============ ===========  ============== =============

NET Income (loss) from operations within:
   - PRC, excluding Hong Kong                $   6,664    $  5,017     $     17,930   $      4,848
   - Hong Kong                                  (2,178)      3,648            2,093          4,197
                                             ------------ -----------  -------------- -------------

         Total net income                    $   4,486    $  8,665     $     20,023   $      9,045
                                             ============ ===========  ============== =============


                                                                           As at          As at
                                                                        Dec 31, 2002  Dec 31, 2001
-------------------------------------------- ------------ -----------  -------------- -------------
Identifiable assets by geographic area:
   - PRC, excluding Hong Kong                                          $     88,942   $     60,866
   - Hong Kong                                                              186,144        163,707
                                                                       -------------- -------------
         Total assets                                                  $    275,086   $    224,573
                                                                       ============== =============


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800  FAX: (604) 669-7816  TOLL FREE TEL/FAX: 1-800-661-8831
E-MAIL: investor@namtai.com  WEB: www.namtai.com  CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
      Begins New Business Manufacturing TFT LCD Modules for Mobile Phones

VANCOUVER, CANADA -- February 10, 2003 -- Nam Tai Electronics, Inc., ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced it has received new orders from a major Japanese manufacturer to produce TFT LCD modules and advanced high resolution LCD modules for mobile phones.

TFT LCD modules are the most advanced LCD modules used in today's mobile phones. Compared with STN LCD modules, TFT LCD modules have a higher resolution and are used in high-end mobile phones with camera and/or video functions. TFT LCD modules can produce 65K color image quality while STN LCD modules generally produce 4096 color image quality at most.

"Mobile phones with color displays and multi-media functions are the new global trend. We generally expect that the demand for innovative and sophisticated components for mobile phones will grow significantly in the future. In order to keep pace with the fast moving mobile phone industry, Nam Tai will continue to upgrade its technology to strengthen its competitive position in the mobile phone components manufacturing industry," commented Mr. Tadao Murakami, Nam
Tai's Chairman. "In addition, Nam Tai is very pleased to be granted the opportunity of manufacturing TFT LCD modules, one of the most advanced LCD modules. This new business, not only diversifies our product lines of LCD modules for mobile phones, it also enhances our services for OEM customers in the mobile phone marketplace. With our extensive experience in manufacturing high quality and sophisticated mobile phone components, we strongly believe that Nam Tai will benefit from the business opportunities arising from the rapidly growing mobile phone industry."

Fourth Quarter Results and Analyst Conference Call

Nam Tai will release its unaudited fourth quarter results for the period ended December 31, 2002 and its planned decision for the 2003 dividend amount at the close of the market on Friday, February 14, 2003. The Company will hold a conference call on Tuesday, February 18, 2003 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management.

Analysts who wish to participate on this conference call should contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, February 14, 2003 to register and obtain the toll-free dial-in number. Shareholders, media, and interested investors are invited to listen to the live conference call over the Internet by going to http://www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing 612-288-0318 just prior to its start time. Users will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules, wireless communication terminals and their modules, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the expectation that the demand for innovative and sophisticated components for mobile phones will grow significantly is a forward looking statement that is subject to many uncertain factors including end-user acceptance, development of new user applications, competition for new or alternative technologies, and macro-economic factors. Whether the Company can benefit from this growing demand is also uncertain and dependant on its ability to attract and retain customers, ability to adopt new technologies in a timely manner, and competitiveness within the industry. Other factors that might cause differences in these and the other forward looking statements, include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.



The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                /s/ MING KOWN KOO
                             -----------------------
                                 MING KOWN KOO
                            CHIEF FINANCIAL OFFICER


Date:  February 18, 2003